HUBSAI, INC.

FINANCIAL STATEMENTS

(A Development Stage Company)

Year Ended December 31, 2018

"Unaudited"

HUBSAI, INC.

(A DEVELOPMENT STAGE COMPANY)

CONTENTS

IRAJ PESSIAN & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
21515 HAWTHORNE BLVD.
SUITE 1085
TORRANCE, CA 90503-6558

TEL (310) 540-4123 FAX (310) 540-6067
PESSIAN@PCHCPA.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hubsai, Inc.
San Ramon, California

We have reviewed the accompanying financial statements of Hubsai, Inc., a development stage company, (a Delaware corporation), which comprise the balance sheet as of December 31, 2018, and the related statements of loss and accumulated deficit, and cash flows for the year then ended, and the related notes to financial statements. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Iraj Pessian & Associates

Iraj Pessian and Associates
Certified Public Accountants

Torrance, California
November 5, 2020

HUBSAI, INC.
BALANCE SHEET
(A Development Stage Company)
December 31, 2018
"Unaudited"

ASSETS

CURRENT ASSET		
Cash	$ 2,092	
Total Current Asset		$ 2,092
FIXED ASSET		
Software Development	98,360	
Accumulated Amortization	(26,689)	
Net Fixed Asset		71,671
TOTAL ASSETS		73,763

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES		
Accounts Payable	$ 25,535	
State Income Tax Payable	1,600	
Total Current Liabilities		$ 27,135
LONG-TERM LIABILITIES		
Note Payable	12,600	
Total Long-term Liabilities		12,600
TOTAL LIABILITIES		39,735
STOCKHOLDERS' DEFICIENCY		
Common Stock, $0.0001 par value,		
20,000,000,000 shares authorized;		
11,045,000 shares issued and outstanding	$ 1,840	
Additional Paid in Capital	213,775	
Deficit accumulated during the development stage	(181,586)	
Total Stockholders' Deficiency		34,029
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY		$ 73,763

See accompanying notes and independent accountant's review report

HUBSAI, INC.
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
(A Development Stage Company)
For the Year Ended December 31, 2018
"Unaudited"

	Amount
REVENUES	$ 0
GENERAL AND ADMINISTRATIVE EXPENSES	
Research & Development	20,861
Amortization	19,267
Legal & Professional Fees	16,121
Rent	10,292
Marketing	9,960
Auto Expenses	5,504
Travels	4,178
Meals	3,832
Telephone	2,607
Computer Supplies	2,495
Bank Charges	1,827
Interest Expense	600
Office Expenses & Supplies	232
Total General & Administrative Expenses	97,776
Loss from Operation Before Income Tax	(97,776)
INCOME TAX	800
Net (Loss)	(98,576)
ACCUMULATED DEFICIT - Beginning of Period	(83,010)
ACCUMULATED DEFICIT - End of Period	$ (181,586)

See accompanying notes and independent accountant's review report

HUBSAI, INC.
STATEMENT OF CASH FLOWS
(A Development Stage Company)
For the Year Ended December 31, 2018
"Unaudited"

Cash Flow From Operating Activities			
Net Loss		$	(98,576)
Adjustment to reconcile net income			
to net cash from operations			
Amortization	$	19,267	
(Increase)/ Decrease in:			
Accounts Payable		(3,681)	
Income Taxes		800	
Net Adjustments			16,386
Net Cash Used in Operating Activities			(82,190)
Cash Flow From Investing Activities			
Costs of Softwares Development		(9,300)	
Net Cash Used in Investing Activities			(9,300)
Cash Flow From Financing Activities			
Proceed from New Borrowing		9,600	
Proceed from Common Stock Issued		83,715	
Net Cash from Financing Activities			93,315
Increase in Cash During the Period			1,825
Cash - Beginning of Period			268
Cash - End of Period		$	2,092
Supplementary Information			
Interest Paid		$	0
Income Tax Paid		$	0

See accompanying notes and independent accountant's review report

HUBSAI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 – SUMMARY OF SIGNIFICANT OF ACCOUNTING POLICIES

Nature of Business

Hubsai, Inc. is registered in State of Delaware with one location in San Ramon, California. The Company has been in the development stage since its formation on July 11, 2017. It is engaged in developing multi-hub device platforms which can securely integrating across all home smart devices through a single app. Therefore, the Company's viability is dependent on the strength of economy condition, particularly in United States, and the Company's ability to sell the products and to collect on its contracts with customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

Revenue is recognized when the customer receives and pays for the merchandise. For merchandise paid for but subsequently delivered to the customer, the Company recognizes a contract liability until delivery is complete; at that time, the liability is reversed, and revenue is recognized. For on-line transactions, the customer elects whether to pick up the merchandise in a store location or have it delivered. Revenue for in-store pick-up is recognized when the customer picks up the merchandise. Online transactions for delivery are paid for when ordered. And a contract liability is recorded until delivery is complete; at that time, the liability is reversed, and revenue is recognized.

The Company does not recognize revenue for expected returns. Instead, a liability is recognized for expected returns, which are estimated based on historical return rates. A corresponding asset is also recognized at carrying amount less cost to restock the returned product) and cost of sales is reduced.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Contracts Receivable

Contracts receivable would carry at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. The allowance for doubt doubtful accounts would estimate based on the Company's historical losses, the existing economic conditions in the construction industry, and the financial stability of its customers. Recoveries of trade receivables previously written off would record when received. The Company currently does not have collateral for its receivable, but it relies upon its right to files liens on the customer's property. The Company believes no allowance for doubtful accounts is necessary on December 31, 2018.

Property, Equipment and Depreciation

Property and Equipment are recorded at cost. Depreciation and amortization are provided on the straight-line and declining-balance methods over the estimated useful lives of the respective assets of three to fifteen years. Maintenance and repairs are charged to expense as incurred; major renewal and betterment are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

HUBSAI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 1 – SUMMARY OF SIGNIFICANT OF ACCOUNTING POLICIES

Deferred Income Taxes

For income tax reporting, the Company uses accounting methods that recognize depreciation and amortization sooner than for financial statement reporting. As a result, the bases of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation and amortization exceed straight-line depreciation. Deferred income taxes would have been recorded for the excess, which would be taxable in future periods through reduced depreciation and amortization deductions for tax purposes.

The Company recognized tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its state income tax returns would more likely than not be sustained upon examination. The federal income tax returns of the Company for 2019, 2018 and 2017 are subject to examination by the IRS, generally for three years after they filed.

Date of Management's Review

Management has evaluated subsequent events through November 5, 2020, the date on which the financial statements were available to be used.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Cash

Cash and cash equivalent generally consist of cash and money market funds. These securities are primarily held in a financial institution and have originally maturity dates of three months or less. The FDIC provides deposit insurance coverage up to $250,000 per bank. As of December 31, 2018, the Company's deposits did not exceed insured amounts.

Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contracts receivable. The Corporation would grant credit primarily to owners located in California.

Contracts receivable would state at the amount that management expects to collect from outstanding balances. The Company would establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific owners, historical trends, and other information. Generally, the Company does not require collateral or other security to support contract receivables. AS of December 31, 2018, the Company was still in development stage, and had no contracts receivables; accordingly, no allowance for doubtful accounts has been established.

NOTE 3 – ACCOUNTS PAYABLE

As of December 31, 2018, accounts payable aging consisted of following:

Current	$	1,000
31 – 60 Days		0
61 – 90 Days		0
91 Days & Over		24,535
	$	25,535

HUBSAI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE 4 – NOTE PAYABLE

The Company has an unsecured note payable of $12,600 The loan charges interest currently at 5% per annum. Unpaid principal and interest are due on the completion of funding of $2,000,000. Since the loan had no fixed mature date, the loan is recorded as long-term loan. As of December 31, 2018, the loan had a balance of $12,600.

NOTE 5 – OPERATING LEASE

The Company rent its office space under a noncancelable annual renewable operating leases. As of December 31, 2018, the Company had rental expense of $10,292.

NOTE 6 – INCOME TAX

The provision for state income tax for the period ended December 31, 2018 as follows:

Current $ 800

NOTE 7 – NEW ACCOUNTING GUIDANCE IMPLEMENTATIONS

Effectively January 1, 2018, the company retroactively changed its accounting method for revenue recognition as a result of implementing the requirements in the Financial Accounting Standard Board's Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers.

The new revenue recognition guidance requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company adopted the requirements of the new revenue recognition guidance as of January 1, 2018, utilizing the full retrospective transition method. A practical expedient was applied for revenue contracts that began and ended in the same year. Since the Company is in Development Stage, no contract was restated, the effect of applying this practical expedient was not affect the financial statements.

HUBSAI, INC.

FINANCIAL STATEMENTS

(A Development Stage Company)

Year Ended December 31, 2019

"Unaudited"

HUBSAI, INC.

(A DEVELOPMENT STAGE COMPANY)

CONTENTS

IRAJ PESSIAN & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS
21515 HAWTHORNE BLVD.
SUITE 1085
TORRANCE, CA 90503-6558

TEL (310) 540-4123 FAX (310) 540-6067
PESSIAN@PCHCPA.COM

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hubsai, Inc.
San Ramon, California

We have reviewed the accompanying financial statements of Hubsai, Inc., a development stage company, (a Delaware corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of loss and accumulated deficit, and cash flows for the year then ended, and the related notes to financial statements. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Iraj Pessian & Associates

Iraj Pessian and Associates
Certified Public Accountants

Torrance, California
November 10, 2020

HUBSAI, INC.
BALANCE SHEET
(A Development Stage Company)
December 31, 2019
"Unaudited"

ASSETS

CURRENT ASSET			
Cash	$	2	
Total Current Asset			$ 2
FIXED ASSET			
Software Development		159,520	
Accumulated Amortization		(55,019)	
Net Fixed Asset			104,501
TOTAL ASSETS			104,503

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES			
Accounts Payable	$	38,870	
Accrued Expenses		1,010	
States Income Tax Payable		1,500	
Total Current Liabilities			$ 41,380
LONG-TERM LIABILITIES			
Note Payable		13,230	
Total Long-term Liabilities			13,230
TOTAL LIABILITIES			54,610
STOCKHOLDERS' DEFICIENCY			
Common Stock, $0.0001 par value,			
20,000,000,000 shares authorized;			
18,396,461 shares issued and outstanding	$	2,575	
Additional Paid in Capital		330,775	
Deficit accumulated during the development stage		(283,457)	
Total Stockholders' Deficiency			49,893
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY		$	104,503

See accompanying notes and independent accountant's review report

HUBSAI, INC.
STATEMENT OF LOSS AND ACCUMULATED DEFICIT
(A Development Stage Company)
For the Year Ended December 31, 2019
"Unaudited"

	Amount
REVENUES	$ 2,100
COST OF REVENUES	759
Gross Profit	1,341
GENERAL AND ADMINISTRATIVE EXPENSES	
Amortization	28,330
Marketing	14,528
Research & Development	12,946
Legal & Professional Fees	11,601
Rent	10,573
Auto Expenses	6,243
Travels	5,439
Meals	3,982
Computer Supplies	2,193
Telephone	2,075
Bank Charges	1,922
Office Expenses & Supplies	787
Interest Expense	630
Taxes & Licenses	463
Total General & Administrative Expenses	101,712
Loss from Operation Before Income Taxes	(100,371)
INCOME TAXES	1,500
Net (Loss)	(101,871)
ACCUMULATED DEFICIT - Beginning of Period	(181,586)
ACCUMULATED DEFICIT - End of Period	$ (283,457)

See accompanying notes and independent accountant's review report

HUBSAI, INC.
STATEMENT OF CASH FLOWS
(A Development Stage Company)
For the Year Ended December 31, 2019
"Unaudited"

Cash Flow From Operating Activities			
Net Loss		$	(101,871)
Adjustment to reconcile net income			
to net cash from operations			
Amortization	$	28,330	
(Increase)/ Decrease in:			
Accounts Payable		13,335	
Accrued Expenses		1,010	
Income Taxes		(100)	
Net Adjustments			42,575
Net Cash Used in Operating Activities			(59,296)
Cash Flow From Investing Activities			
Costs of Software Development		(61,160)	
Net Cash Used in Investing Activities			(61,160)
Cash Flow From Financing Activities			
Proceed from New Borrowing		630	
Proceed from Common Stock Issued		117,735	
Net Cash from Financing Activities			118,365
Decrease in Cash During the Period			(2,091)
Cash - Beginning of Period			2,092
Cash - End of Period		$	1
Supplementary Information			
Interest Paid		$	0
Income Tax Paid		$	1,600

See accompanying notes and independent accountant's review report

HUBSAI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT OF ACCOUNTING POLICIES

Nature of Business

Hubsai, Inc. is registered in State of Delaware with one location in San Ramon, California. The Company has been in the development stage since its formation on July 11, 2017. It is engaged in developing multi-hub device platforms which can securely integrating across all home smart devices through a single app. Therefore, the Company's viability is dependent on the strength of economy condition, particularly in United States, and the Company's ability to sell the products and to collect on its contracts with customers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

Revenue is recognized when the customer receives and pays for the merchandise. For merchandise paid for but subsequently delivered to the customer, the Company recognizes a contract liability until delivery is complete; at that time, the liability is reversed, and revenue is recognized. For on-line transactions, the customer elects whether to pick up the merchandise in a store location or have it delivered. Revenue for in-store pick-up is recognized when the customer picks up the merchandise. Online transactions for delivery are paid for when ordered. And a contract liability is recorded until delivery is complete; at that time, the liability is reversed, and revenue is recognized.

The Company does not recognize revenue for expected returns. Instead, a liability is recognized for expected returns, which are estimated based on historical return rates. A corresponding asset is also recognized at carrying amount less cost to restock the returned product) and cost of sales is reduced.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Contracts Receivable

Contracts receivable would carry at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. The allowance for doubt doubtful accounts would estimate based on the Company's historical losses, the existing economic conditions in the construction industry, and the financial stability of its customers. Recoveries of trade receivables previously written off would record when received. The Company currently does not have collateral for its receivable, but it relies upon its right to files liens on the customer's property. The Company believes no allowance for doubtful accounts is necessary on December 31, 2019.

Property, Equipment and Depreciation

Property and Equipment are recorded at cost. Depreciation and amortization are provided on the straight-line and declining-balance methods over the estimated useful lives of the respective assets of three to fifteen years. Maintenance and repairs are charged to expense as incurred; major renewal and betterment are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

HUBSAI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 1 – SUMMARY OF SIGNIFICANT OF ACCOUNTING POLICIES

Deferred Income Taxes

For income tax reporting, the Company uses accounting methods that recognize depreciation and amortization sooner than for financial statement reporting. As a result, the bases of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation and amortization exceed straight-line depreciation. Deferred income taxes would have been recorded for the excess, which would be taxable in future periods through reduced depreciation and amortization deductions for tax purposes.

The Company recognized tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon examination by the taxing authorities. Management believes that all of the positions taken on its state income tax returns would more likely than not be sustained upon examination. The federal income tax returns of the Company for 2019, 2018 and 2017 are subject to examination by the IRS, generally for three years after they filed.

Date of Management's Review

Management has evaluated subsequent events through November 10, 2020, the date on which the financial statements were available to be used.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

Cash

Cash and cash equivalent generally consist of cash and money market funds. These securities are primarily held in a financial institution and have originally maturity dates of three months or less. The FDIC provides deposit insurance coverage up to $250,000 per bank. As of December 31, 2019, the Company's deposits did not exceed insured amounts.

Customers

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of contracts receivable. The Corporation would grant credit primarily to owners located in California.

Contracts receivable would state at the amount that management expects to collect from outstanding balances. The Company would establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific owners, historical trends, and other information. Generally, the Company does not require collateral or other security to support contract receivables. AS of December 31, 2019, the Company was still in development stage, and had no contracts receivables; accordingly, no allowance for doubtful accounts has been established.

NOTE 3 – ACCOUNTS PAYABLE

As of December 31, 2019, accounts payable aging consisted of following:

Current	$	1,260
31 – 60 Days		910
61 – 90 Days		13,660
91 Days & Over		23,040
	$	38,870

HUBSAI, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2019

NOTE 4 – NOTE PAYABLE

The Company has an unsecured note payable of $12,000 The loan charges interest currently at 5% per annum. Unpaid principal and interest are due on the completion of funding of $2,000,000. Since the loan had no fixed mature date, the loan is recorded as long-term loan. As of December 31, 2019, the loan had a balance of $13,230.

NOTE 5 – OPERATING LEASE

The Company rent its office space under a noncancelable annual renewable operating leases. As of December 31, 2019, the Company had rental expense of $10,573.

NOTE 6 – INCOME TAX

The provision for states income tax for the period ended December 31, 2019 as follows:

Current $ <u>1,500</u>